Exhibit 99.2

Encana Corporation

1800, 855-2nd Street SW

Calgary, Alberta T2P 2S5

Consent of Independent Petroleum Engineers

We hereby consent to the use and reference to our name and reports evaluating a portion of Encana Corporation’s petroleum and natural gas reserves and contingent resources as of December 31, 2010, and the information derived from our reports, as described or incorporated by reference in Encana Corporation’s Registration Statement on Form F-9 (File No. 333-165626), filed with the United States Securities and Exchange Commission.

Yours truly,

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ Phil Welch

P. A. Welch, P. Eng.
President & Managing Director
November 8, 2011

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB  T2P 3G6  Tel: (403) 262-5506  Fax: (403) 233-2744  www.mcdan.com